Exhibit 99.60

FOR IMMEDIATE RELEASE

Wednesday September 25, 2019

Millennial Esports expands Information analytics with acquisition of leading motorsports global data provider

  ●   Driver Database recognized as premier motorsports analytics provider

  ●   Millennial Esports adds to provide real-time data and analytics to the esports industry

  ●   New investment to unlock revenue streams across Millennial Esports

SILVERSTONE, UK (Wednesday, September 25) – Millennial Esports will expand its expertise in the esports data industry with the acquisition of DriverDB.com and the planned expansion of the site to incorporate statistics for the rapidly growing esports industry.

Founded in 2004, Driver Database is the leading data provider to racing drivers and the general motorsport industry and has more than 70,000 active monthly users.

Millennial Esports’ ownership in Driver Database will springboard its expansion into the growing esports industry at a time when credible results services and data provision are in high demand. The first esports category that will be featured as part of the acquisition will be the esports racing category.

Millennial Esports this year has restructured and refocused the group around data provision within esports while also aiming to lead the creation of the new category of esports racing. Adding Driver Database to its portfolio will provide a bridge between these two strategies and provide a platform to build new data points for on this burgeoning new industry.

The Millennial Esports-owned Stream Hatchet is already a market leader in the measurement and data analysis for online esports live streaming.

“Millennial Esports knows the value of data from our purchase of Stream Hatchet in 2017 and we really believe adding the expertise of Driver Database to our group of brands will provide highly sought-after valuable data intelligence in the growing esports industry,” Millennial Esports President and CEO, Darren Cox said.

“Driver Database has been collating data for 15 years in the motorsport industry and has gained trust and credibility in this space by the whole sport. With our marketing expertise, we can now make the most of this data. Millennial Esports also can use this well-structured approach to provide results and data to the burgeoning esports industry – data which is in high demand by the media, rights holders, and wagering organisations.”

Driver Database joins other Millennial Esports brands including the Barcelona, Spain-based Stream Hatchet; Maranello, Italy-based motorsport simulator manufacturer, Allinsports; Lyon, France-based gaming studio Eden Games and the Silverstone, UK-based IDEAS+CARS group - the creator of the World’s Fastest Gamer esports competition.

“We’re very much looking forward to becoming part of the Millennial Esports group and taking advantage of the available resources and expertise to further professionalise the motorsports driver data space,” Driver Database founder, Andreas Arberg said.

“But it is not only the motorsports side. Millennial Esports is already renowned for creating programs which allow gamers to go from virtual to reality and become real race drivers. We now have the opportunity to reverse that and build a trusted data set for esports.

“We’ll start with esports racing, but that is only the first step. Our methodology and processes will allow us to expand into other esports genres and games in the near future.”

The database now contains records for more than 139,000 racing drivers based on results for over 11,000 different championships and stand-alone races. This year Driver Database is compiling results from 3,900 races for 375 different racing championships around the world.

Summary of Transaction Terms

The parties entered into a binding letter of intent (the “LOI”) on August 23rd, 2019, which provides that Millennial will acquire 51% of Driver Database for consideration, payable to the Founders of Drivers Database as follows:

For the arms’ length investment, Millennnial has agreed to pay £140,000 GBP in cash and £60,000 GBP worth of common shares priced at the higher of: (i) the Millennial share price on the date of signing this LOI, or (ii) the Millennial share price on the date of Closing. The Share Consideration shall be subject to a 12-month lock-up period, with the common stock becoming freely tradable in accordance with the following schedule:

(a)	10% of common stock freely tradable upon issuance;
(b)	30% freely tradable 90 days post-issuance;
(c)	50% freely tradable 180 days post-issuance;
(d)	70% freely tradable 270 days post-issuance;
(e)	100% freely tradable 365 days post-issuance.

In addition, the Founders of Driver Database shall be issued stock options of Millennial valued at £50,000 in the aggregate (on the date of issuance), which will be delivered to the Founders upon Closing at an exercise price the greater of, (i) the GAME share price on the date of signing this LOI, or (ii) the GAME share price on the date of Closing.

The parties intend to enter into a definitive agreement and close the transaction on or prior to October 18, 2019.

The closing of the transaction remains subject to the approval of the TSXV.

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) recently restructured its business and leadership team. MEC now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, MEC is ready to lead the rush to profitability in the esports industry.

MEC aims to revolutionise esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) MEC provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to use this data to monetize the huge number of eyeballs in the gaming and esports space.

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Media Contact

Gavin Davidson

Gdavidson@millennialesports.com

705.446.6630

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains certain statements or disclosures relating to Millennial that are based on the expectations of Millennial as well as assumptions made by and information currently available to Millennial which may constitute forward-looking information under applicable securities laws. All such statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that Millennial anticipates or expects may, or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “potential”, “enable”, “plan”, “continue”, “contemplate”, “pro-forma”, or other comparable terminology. In particular, this press release makes reference to the proposed acquisitions of Allinsports and Drivers Database. Readers are cautioned that there is no assurance that the proposed acquisitions of Allinsports and Drivers Database referenced herein will proceed. Certain conditions must be met before the proposed acquisitions of Allinsports and Drivers Database are effected. Such conditions include the receipt of all necessary shareholder and regulatory approvals, including the approval of the TSX Venture Exchange. There is no assurance that the required shareholder and regulatory approvals will be received. If such approvals are not obtained, this could have an adverse effect on the Corporation. Many factors could cause the performance or achievement by Millennial to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include the failure to obtain the required approvals. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement. The Corporation is not under any duty to update any of the forward-looking statements after the date of this press release or to conform such statements to actual results or to changes in the Corporation’s expectations and the Corporation disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.